September 21, 2005

Mr. Thornton Donaldson
President
Canwest Petroleum Corp.
206-475 Howe Street
Vancouver, British Columbia V6C 2B3 Canada

Re:	Canwest Petroleum Corp.
		Registration Statement on Form SB-2
      Filed August 23, 2005
	File No. 333-127777

Dear Mr. Donaldson:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. You indicate that the opinion of counsel will be filed by amendment. Please note that we will need time to review this document. We may have additional comments.

Registration Fee Table

2. We note in footnote 1 that in addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon conversion of the convertible notes and exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416. Please confirm that you will register additional shares if the current amount is insufficient upon conversion of the notes.
Canwest Petroleum Corporation, page ii
3. With a view towards possible disclosure, please advise of the following:
* The conversion price at which the monthly payments would be made in shares;
* Clarify whether the note holders will be able to convert the full balance of the notes they hold if the company elects to make the monthly payment in shares;
* Whether any of the first three monthly payments have been deferred.
We note that the convertible note was issued in June for a principal amount of $2 million and that the balance is now $1,669,444. and
* The due date of the convertible note.

4. Given that the prospectus is for resale of the shares issuable underlying the convertible note, but not the convertible note itself, it does not appear that the detailed disclosure of the convertible note is required on the Cover Page pursuant to Item 501(b) of Regulation S-B. That information would appear to be more appropriately addressed in the Summary. Please remove that disclosure or advise us as to why you feel it is necessary.
Selling Stockholders, page 35
5. Clarify whether any of the selling shareholders are registered broker-dealers or affiliates of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please confirm to us that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please Jason Wynn at (202) 551-3756 or me at (202) 551-3740
with
any questions. Direct all correspondence to the following ZIP code:
20549-7010.

									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn

            via facsimile
      Theresa M. Mehringer, Esq.
            Burns, Figa & Will, P.C.
            (303) 796-2777
??

??

??

??

Mr. Thornton Donaldson
Canwest Petroleum Corp.
September 21, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010